

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 29, 2013

<u>Via E-mail</u>
Mr. Jerome Letter
Chief Financial Officer
InterMedia Outdoor Holdings, Inc.
43445 Business Park Dr., Suite 103
Temecula, CA 92590

      Re: InterMedia Outdoor Holdings, Inc.
                 Amendment No. 2 to Form S-4
                 Filed January 23, 2013
                 File No. 333-185106

Dear Mr. Letter:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. The Outdoor Channel Holding's tax opinion must cover all material U.S. federal tax consequences to shareholders relating to the merger. It is unclear what U.S. federal tax consequences are being "carved out" in the paragraph beginning "[t]his opinion addresses only matters set forth in the second preceding paragraph above." Please revise to remove any implication that the tax opinion does not cover all material U.S. federal tax consequences.

2. We note that the Outdoor Channel Holding's tax opinion contains the consent of counsel to the inclusion of the opinion as an exhibit to the registration statement. Therefore, Outdoor Channel Holdings, Inc.'s shareholders are entitled to rely upon counsel's opinion. It is not clear what the phrase beginning with "provided, however," contained in the last sentence of the opinion is intended to mean. Please advise or revise.

Background of the Proposed Transaction, page 68

3. The disclosure added in response to comment 7 from our letter dated January 15, 2013 indicates that Kliger did not present a quantitative analysis regarding subscription decline. Please tell us whether Kliger discussed IMOTSC Publishing newsstand sales as compared to newsstand sales generally. If so, please provide relevant disclosure including any comparison of rates of decline.

4. Kliger's review before the Board on September 11, 2012 appears to constitute a material report, opinion or appraisal. Please disclose the information required by Item 1015(b) of Regulation M-A, and file any written materials as well as Kliger's consent as exhibits to the registration statement.

IMOTSC Management's Discussion And Analysis Of Results Of Operations And Financial Condition Of InterMedia Outdoors Holdings, LLC., page 136

Publishing, page 139

5. We note that the MD&A disclosure added in response to comment 13 from our letter dated January 15, 2013 relates to circulation revenue from selling subscriptions, while the risk factor on page 45 addresses the weakening of newsstand sales in the magazine industry generally. The supplemental materials provided in support of your added disclosure indicate that IMOTSC's newsstand circulation has also declined significantly since 2007. Please supplement your disclosure to address this trend in IMOTSC's newsstand sales.

Financial Statements

12.   Segment Information, page F-29

6. We note your new disclosure that goodwill for the Network and Digital Media segment increased by approximately $52.6 million and goodwill for the Publishing segment correspondingly decreased by $52.6 million from amounts previously reported. Given the significant adjustment to goodwill per reporting unit, please disclose the reason for the adjustment. Disclose how the adjustment affects your goodwill impairment test. This disclosure should also be included in critical accounting estimates section of MD&A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Tracey A. Zaccone, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison LLP